Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 19, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
12/09/2022	6,180	198.2239	1,225,023.70	—	—	—	—	6,180	198.2239	1,225,023.70
13/09/2022	6,145	199.4002	1,225,314.23	—	—	—	—	6,145	199.4002	1,225,314.23
14/09/2022	6,125	199.9835	1,224,898.94	10,498	199.5503	2,094,879.05	2,096,976.03	16,623	199.8361	3,321,874.96
15/09/2022	6,135	199.7729	1,225,606.74	6,600	197.7296	1,305,015.36	1,306,060.21	12,735	198.7960	2,531,666.95
16/09/2022	6,235	196.5125	1,225,255.44	3,713	196.7145	730,400.94	733,776.31	9,948	196.9272	1,959,031.75
Total	30,820	198.7702	6,126,099.05	20,811	198.4669	4,130,295.35	4,136,812.54	51,631	198.7742	10,262,911.59

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till September 16, 2022, the total invested consideration has been:
•Euro 55,069,419.79 for No. 283,682 common shares purchased on the EXM
•USD 4,130,295.35 (Euro 4,136,812.54*) for No. 20,811 common shares purchased on the NYSE.

As of September 16, 2022, the Company held in treasury No. 11,369,603 common shares equal to 4.42% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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